August 4, 2006

Qimonda North America Corp.
Attn: General Counsel
1730 North First Street
San Jose, California 95112

      **Re:   Qimonda AG**
             **Amendments No. 3 and No. 4 to Registration Statement on Form F-1**
             **File No. 333-135913**
             **Filed on August 3, 2006 and August 4, 2006**

Dear Sir/Madam:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.     We note your response to our prior comment 1. Because HypoVereinsbank is on the cover of the prospectus being used for offers in the United States it needs to be registered as a broker-dealer in the United States, or its U.S. registered broker-dealer needs to be listed as well. Please revise your cover page.

Exhibit 5.1

2.     Please file a dated and executed opinion as an exhibit.

3.     In it is inappropriate for counsel to qualify in its opinion paragraph 2 the meaning of "fully paid." Please obtain a revised opinion without the language contained in parentheses following such term.

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Vaughn at 202-551-3643, if you have questions regarding comments on the financial statements and related matters.  Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,


Russell Mancuso
Branch Chief

cc:  Ward Greenberg, Esq. (via fax)